Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

David Ingles tel: +1.212.858.1231 david.ingles@pillsburylaw.com

VIA EDGAR

June 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Rebekah Lindsey, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Support.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 30, 2021

File No. 001-37594

Ladies and Gentlemen:

On behalf of Support.com, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter dated June 7, 2021 (the “Comment Letter”), relating to the Form 10-K for Fiscal Year Ended December 31, 2020, filed on March 30, 2021 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 28

1.

We note that the decline in revenue during fiscal 2020 was “primarily” due to a decline in business from one of your major customers. Please revise to quantify the impact on revenue due to the shift in such customer’s needs. We further note from your March 31, 2021 Form 10-Q that a second line of business will also be impacted from the realignment of this customer’s needs. Please revise to describe any known trends or uncertainties that are reasonably likely to have a material impact on your future revenues or operations as a result of these events and include quantified information where practicable. Refer to Item 303 of Regulation S-K.

U.S. Securities and Exchange Commission

June 16, 2021

Response: We have included language in previously filed Form 8-Ks quantifying the percentage of total revenue from previous reporting periods attributable to Comcast as well as the percentage of total revenue from previous reporting periods attributable to programs being discontinued by Comcast.

•

We filed a Form 8-K on December 6, 2019, where we indicated that “on November 21, 2019, the Company received an initial written notice from Comcast notifying of Comcast’s intent to terminate a portion of the support related to a specified business unit of Comcast and the customer support that this business unit provides to its end-customers, effective on March 21, 2020. For the three months ended September 30, 2019, the revenue derived by the Company that was attributable to this program for this Comcast business unit was approximately $4.9 million.”

•

Additionally, we filed a Form 8-K on Dec 22, 2020 where we indicated that “on December 16, 2020, the Company received notice from Comcast notifying the Company of Comcast’s intent to terminate Statement of Work #3, effective on April 21, 2021. For the three months ended September 30, 2020 and the twelve months ended December 31, 2019, Comcast accounted for 40% and 63% of the Company’s total revenue, respectively. The revenue derived from the services provided under the Statement of Work #3 was 10.4% and 9.9% of the Company’s total revenue for the three months ended September 30, 2020 and the twelve months ended December 31, 2019, respectively.”

While we did not indicate in our Form 10-K for 2020 the specific amount and/or percentage of Services revenue decline that was attributable to the program discontinued by Comcast for that period (which was $18.7 million), we did indicate that the decline in total Services revenue of $17.5 million was primarily due to a decline in revenue from a major customer. In future filings we will provide more detailed information describing the impact that such changes in our largest customer relationships have had on our revenues for the relevant reporting periods.

While we noted on our March 31, 2021 Form 10-Q that our business will be impacted from the realignment of this customer’s needs, there remain sufficient uncertainties as to the customer’s strategies that limit our ability to reasonably provide meaningful and reliable forward guidance on revenues from that client.

U.S. Securities and Exchange Commission

June 16, 2021

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Segment Information, page 50

2.	Please revise to separately disclose the amount of revenue from each of your major customers for each period presented. Refer to ASC 280-10-50-42.

Response: Historically, we have included the individual revenue percentage breakout for each of our customers that are greater than 10% of total revenue. In our most recent Form 10-K and Form 10-Q, we included only the aggregate percentage of revenues attributable to these significant customers taken together. In future filings we will revert back to providing separate revenue percentage details for each of our customers that exceed 10% of our total revenues for a given period.

*****

Please contact the undersigned at (212) 858-1231 or david.ingles@pillsburylaw.com with any questions regarding the responses to the Staff’s comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ David Ingles

David Ingles

cc:	Lance Rosenzweig, Chief Executive Officer of Support.com, Inc.
Kathleen Krebs, Special Counsel, U.S. Securities and Exchange Commission